Cuentas Inc.

235 Lincoln Rd., Suite 210

Miami Beach, Florida 33139

August 7, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Taylor Beech

Re:	Cuentas Inc..
Registration Statement on Form S-1
Filed August 1, 2023
File No. 333-273552

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cuentas Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 10:00 a.m. ET on Wednesday, August 9, 2023, or as soon as thereafter practicable.

Very truly yours,

/s/ Shalom Arik Maimon
Shalom Arik Maimon
Interim Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP